September 23, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jimmy McNamara

Re:	BioAge Labs, Inc. (the “Registrant”)
Registration Statement on Form S-1 (File No. 333-281901)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 18, 2024 and the date hereof, approximately 1,808 copies of the Preliminary Prospectus, dated September 18, 2024, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, as amended.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, September 25, 2024 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC MORGAN STANLEY & CO. LLC JEFFERIES LLC CITIGROUP GLOBAL MARKETS INC. As representatives of the Underwriters

GOLDMAN SACHS & CO. LLC

By: /s/ Lyla Bibi Maduri
Name: Lyla Bibi Maduri
Title: Managing Director

MORGAN STANLEY & CO. LLC

By: /s/ Kalli Dirks
Name: Kalli Dirks
Title: Managing Director

JEFFERIES LLC

By: /s/ Ashley Delp Walker
Name: Ashley Delp Walker
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By: /s/ Jason Jun
Name: Jason Jun
Title: Managing Director

[Signature Page to Acceleration Request Letter]